CUSIP No. 23559-26

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

AmerAlia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023559-26

(CUSIP Number)

Johanna Druez, Director

Sentient Executive MLP I, Limited, General Partner

Of Sentient USA Resources Fund, L.P.,

c/o Sentient Asset Management Canada Limited

1000 de La Gaunchetiere West, Suite 2400

Montreal, Quebec, H3B 4W5, Canada

514-223-2574

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Gregory A. Smith, Esq.

Quinn & Brooks LLP

9800 Mt. Pyramid Ct., Suite 400

Englewood, CO 80112

303-298-8443

March 19, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT USA RESOURCES FUND, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 53,454,495
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 53,454,495
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,454,495
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.49%*
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE MLP 1, LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 53,454,495
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 53,454,495
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,454,495
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.49%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 23559-26

Item 1.

Security and Issuer

This filing relates to the common stock (the “Common Stock”) of AmerAlia, Inc. (“AmerAlia”), a Utah corporation. The address of AmerAlia’s principal office is 9233 Park Meadows Drive, Lone Tree, CO 80124

Item 2.

Identity and Background

(a) – (c) This Amendment is being filed jointly by: (i) Sentient USA Resources Fund, L.P. (“Partnership I”),  and (ii) Sentient Executive MLP I, Limited (“MLP I”) (the foregoing are collectively referred to herein as the “Reporting Persons”).

Item 3.

Source and Amount of Funds or Other Consideration

No change.

Item 4.

Purpose of Transaction

Item 4 is hereby amended to include the following additional disclosures:

This filing relates to the expiration of warrants to purchase 600,000 shares of AmerAlia common stock effective March 19, 2009 (Exhibits H & I).  Partnership I continues to have a thirty-six month option to purchase up to an additional 5,500,000 shares of AmerAlia common stock at a purchase price of $0.36 per share solely for the purpose of discharging obligations of AmerAlia that existed at the date of the Initial Closing (Exhibit GG).

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

No change.

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

No change.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

No change.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

No change.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

No change.

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

None, except as described herein.

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

None.

CUSIP No. 23559-26

(h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.

Interest in Securities of the Issuer

Partnership I owns the following interests in securities of the Issuer:

(i)

47,954,495 shares of common stock of AmerAlia; and,

(ii)

The right to acquire up to 5,500,000 additional shares of AmerAlia at a purchase price of $0.36 per share for a period of 36 months after the Initial Closing (See Items 4 and 4(a)).

If Partnership I exercises its rights it would own a total of 53,454,495 shares of common stock of AmerAlia, constituting approximately 74.49% of all of AmerAlia’s authorized issued and outstanding shares of common stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except as described herein.

Item 7.

Material to be Filed as Exhibits

(A)

Securityholder Agreement dated March 19, 2004, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(B)

Letter of Amendment to the Securityholder Agreement effective July 31, 2004 by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(C)

Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $9,265,260 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(D)

Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $2,034,740 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

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(E)

Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $7,953,365 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(F)

Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $1,746,635 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(G)

Management and Cost Reimbursement Agreement, dated March 19, 2004 and effective October 1, 2003, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(H)

Warrant to Purchase 491,957 shares of Common Stock, issued by AmerAlia, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(I)

Warrant to Purchase 108,043 shares of Common Stock, issued by AmerAlia, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(J)

Shareholder Voting Agreement dated March 19, 2004 by and among Jacqueline B. Mars as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended and  Robert C.J. van Mourik, Bill H. Gunn, Neil E. Summerson, Robert A. Cameron, Geoffrey Murphy and James V. Riley. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(K)

Filing Agreement Dated September 1, 2004 Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. and Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(L)

Contribution Agreement, dated May 23, 2007, by and between Sentient (Aust.) Pty. Limited acting on behalf of Sentient Global Resources Trust No. I and Sentient USA Resources Fund, L.P. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(M)

Contribution Agreement, dated May 23, 2007, by and between Sentient Executive GP I, Limited on behalf of the general partner of Sentient Global Resources Fund I, L.P. and Sentient USA Resources Fund, L.P. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(N)

Filing Agreement Dated June 4, 2007, Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, and Sentient USA Resources Fund, LP. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(O)

Agreement to Share Proceeds, dated March 19, 2007, by and among Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1 and Jacqueline

CUSIP No. 23559-26

B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(P)

Purchase Agreement entered into to be effective as of the 13th day of July, 2007 by and between Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, Jacqueline B. Mars individually, and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference)

(Q)

Third Amended and Restated Guaranty Agreement, filed as Exhibit 1 to AmerAlia’s Form 8-K reporting an event of December 17, 2001 and incorporated herein by this reference.

(R)

Fourth Amended and Restated Guaranty Agreement, filed as Exhibit 1 to AmerAlia’s Form 8-K reporting an event of March 29, 2002 and incorporated herein by this reference.

(S)

Addendum to the Third and Fourth Amended and Restated Guaranty Agreements - Exhibit 10.40 of AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(T)

Form of Unsecured Subordinated Series C Debenture Due February 19, 2008 filed as Exhibit 10.39 to AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(U)

Promissory Note, dated August 24, 2007, in the principal amount of $350,000, from AmerAlia, Inc. to Sentient USA Resources Fund II, L.P. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference).

(V)

Filing Agreement Dated August 22, 2007, Regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., and Sentient Global Resources Trust II. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference).

(W)

Debenture Purchase Agreement entered into May 27, 2008, to be effective as of the October 31, 2007, by and between Natural Soda, Inc. and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(X)

Form of Secured Series A 10% Debenture Due September 30, 2005 issued by Natural Soda Holdings, Inc. to Natural Soda, Inc. filed as Exhibit 10.36 of AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(Y)

Interest Purchase Agreement entered into on May 27, 2008, by and between Natural Soda, Inc. and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(Z)

Contribution Agreement (NSI), dated May 27, 2008, by and among, Sentient USA Resources Fund II, L.P., a Delaware limited partnership, Natural Soda Holdings, Inc., and Natural Soda, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(AA)

Contribution Agreement dated May 27, 2008, by and among, Natural Soda Holdings, Inc., and
AmerAlia, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(BB)

Promissory Note, dated May 27, 2008, in the principal amount of $465,000, from AmerAlia, Inc. to Sentient USA Resources Fund, L.P. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

CUSIP No. 23559-26

(CC)

Promissory Note Extension Agreement dated May 27, 2008, to be effective as of December 31, 2007, by and between Sentient USA Resources Fund II, L.P., a Delaware limited partnership and AmerAlia, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(DD)

General Release dated May 27, 2008 to be effective as of December 31, 2007, by and among AmerAlia, NSHI, NSI, Robert van Mourik, and Bill H. Gunn and for the benefit of Fund I, Trust I, Partnership I, Fund II, and others. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(EE)

Filing Agreement dated May 27, 2008, regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., Sentient Global Resources Trust II, and Sentient Global Resources Fund III, L.P. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(FF)

Restructuring Agreement dated September 25, 2008, by and among AmerAlia, Inc., Natural Soda Holdings, Inc., Natural Soda, Inc., Bill H. Gunn, Robert van Mourik, Sentient USA  Resources Fund, L.P., Sentient USA Resources Fund II, L.P., and Sentient Global Resources Fund III, L.P. filed as Exhibit 10.52 of AmerAlia’s Form 8-K reporting an event dated September 25, 2008 and incorporated herein by this reference.

(GG)

Amendment to the Restructuring Agreement by and among AmerAlia, Inc., Natural Soda Holdings, Inc., Natural Soda, Inc., Bill H. Gunn, Robert van Mourik, Sentient USA  Resources Fund, L.P., Sentient USA Resources Fund II, L.P., and Sentient Global Resources Fund III, L.P. filed as Exhibit 10.54 of AmerAlia’s Form 8-K reporting an event dated October 31, 2008 and incorporated herein by this reference.

(HH)

Shareholder Agreement by and among AmerAlia, Inc., Natural Soda Holdings, Inc., and Sentient USA  Resources Fund, L.P., filed as Exhibit 10.55 of AmerAlia’s Form 8-K reporting an event dated October 31, 2008 and incorporated herein by this reference.

(II)

Filing Agreement dated November 7, 2008, regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., Sentient Global Resources Trust II, and Sentient Global Resources Fund III, L.P. (Filed with Amendment No. 4 reporting an event of October 31, 2008 and incorporated herein by this reference).

(JJ)

Filing Agreement dated January 9, 2009, regarding Joint Filing Of Schedule 13D, by and between Sentient USA Resources Fund, L.P., and Sentient Executive MLP 1, Limited. (Filed with Amendment No. 5 reporting an event of December 31, 2008 and incorporated herein by this reference).

(KK)

Filing Agreement dated January 20, 2009, regarding Joint Filing Of Schedule 13D, by and between Sentient USA Resources Fund, L.P., and Sentient Executive MLP 1, Limited. (Filed with Amendment No. 6 reporting an event of January 20, 2009 and incorporated herein by this reference).

(LL)

Filing Agreement dated March 19, 2009, regarding Joint Filing Of Schedule 13D, by and between Sentient USA Resources Fund, L.P., and Sentient Executive MLP 1, Limited. (Filed herewith.)

CUSIP No. 23559-26

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient USA Resources Fund, L.P. By: Sentient Executive MLP1, Limited, General Partner By: ___/s/ Johanna Druez Johanna Druez, Director Date: March 23, 2009
Sentient Executive MLP1, Limited, By: ___/s/ Johanna Druez Johanna Druez, Director Date: March 23, 2009

CUSIP No. 23559-26

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of MLP I, are as follows. MLP I has no executive officers.

Name	Title	Citizenship	Principal Occupation	Business Address
Peter Cassidy	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Greg Link	Director	New Zealander	Investment Manager	3rd Floor, Zephyr House 122 Mary Street, P.O. Box 715, Grand Cayman KY1-1107 Cayman Islands
Johanna Druez	Director	Canadian	Assistant Investment Manager	c/o Sentient Asset Management Canada Limited, 1000 de la Gauchetiere West, Suite 2400 Montreal, Quebec, H3B 4W5, Canada